UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

Ascent Capital Group, Inc.
(Name of Issuer)

Series A Common Stock, $0.01 par value
(Title of Class of Securities)

043632108
(CUSIP Number)

AHMET H. OKUMUS
OKUMUS FUND MANAGEMENT LTD.
767 Third Avenue, 35th Floor
New York, NY 10017
(212) 201-2640

STEVE WOLOSKY, ESQ.
ANDREW M. FREEDMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 11, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 043632108

1	NAME OF REPORTING PERSON Okumus Fund Management Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,289,727
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,289,727
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,289,727
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 043632108

1	NAME OF REPORTING PERSON Okumus Opportunistic Value Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,289,727
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,289,727
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,289,727
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 043632108

1	NAME OF REPORTING PERSON Ahmet H. Okumus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Turkey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,289,727
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,289,727
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,289,727
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%
14	TYPE OF REPORTING PERSON IN, HC

CUSIP NO. 043632108

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”).  This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On March 11, 2016, Okumus Fund Management Ltd. and certain of its affiliates (collectively, “Okumus”) entered into a settlement agreement with the Issuer (the “Settlement Agreement”).  The following description of the Settlement Agreement is qualified in its entirety by reference to the Settlement Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Pursuant to the terms of the Settlement Agreement, the Issuer agreed, among other things, to appoint Rana Kashyap (the “New Director”) to the Board as a Class III director to fill an existing vacancy on the Board for a term to expire at the Company’s 2017 Annual Meeting.  The Settlement Agreement provides that the Issuer will give the New Director the same due consideration for membership on any committees of the Board as given to any other independent director.  The Settlement Agreement further provides that if the New Director is unable or unwilling to serve as a director, resigns for any good reason or is removed as a director (other than for cause) prior to the expiration of the Standstill Period (as defined below) and at such time Okumus beneficially owns in the aggregate at least seven and one-half-percent (7.5%) of the Issuer’s then-outstanding shares, then Okumus will be entitled to recommend a substitute person(s) who meets certain independence and experience criteria for approval by the Nominating and Corporate Governance Committee and appointment by the Board within five (5) business days after such committee’s approval.

Pursuant to the terms of the Settlement Agreement, Okumus agreed, that during the term of the Settlement Agreement, among other things, to cause all shares beneficially owned by it to be voted (i) in favor of each director nominated by the Board; (ii) against any stockholder nominations for directors which are not approved or recommended by the Board; and (iii) in accordance with the Board’s recommendation with respect to all other matters, provided that (a) Okumus may vote in its sole discretion with respect to any Board-approved publicly announced proposals relating to a merger, acquisition, disposition of all or substantially all of the assets of the Issuer or other business combination (a “Business Combination”) involving the Issuer and (b) nothing in the Settlement Agreement shall prevent Okumus from announcing its views and its vote on any such Business Combination, so long as such announcement is limited to the merits and is not disparaging.

Okumus also agreed to certain customary standstill provisions, effective as of the date of the Settlement Agreement through the earlier of (i) five (5) business days prior to the end of the last day that stockholders of the Issuer may timely notify the Issuer of a nomination or proposal to be brought before the 2017 Annual Meeting or (ii) ninety-five (95) days prior to the first anniversary of the 2016 Annual Meeting (the “Standstill Period”). The standstill provisions generally prohibit Okumus from taking specified actions with respect to the Issuer and its securities, including, among others: (i) acquiring beneficial ownership of additional voting securities; (ii) soliciting or participating in the solicitation of proxies; (iii) advising or encouraging any person with respect to the voting or disposition of any voting securities; (iv) joining any “group” with respect to the voting securities; (v) seeking to call a special meeting, making a stockholder proposal, requesting a list of the holders of the Issuer’s voting securities, seeking to place a representative or other nominee on the Board, or seeking the removal of any director; or (vi) making proposals or offers with respect to mergers, acquisitions and other business combinations.

CUSIP NO. 043632108

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On March 11, 2016, Okumus and the Issuer entered into the Settlement Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following:

99.1	Agreement by and among Okumus Fund Management Ltd., Okumus Opportunistic Value Fund, Ltd., Ahmet H. Okumus and Ascent Capital Group, Inc., dated March 11, 2016.

CUSIP NO. 043632108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 15, 2016

Okumus Opportunistic Value Fund, Ltd.

By:	/s/ Ahmet H. Okumus
	Name:	Ahmet H. Okumus
	Title:	Director

Okumus Fund Management Ltd.

By:	/s/ Ahmet H. Okumus
	Name:	Ahmet H. Okumus
	Title:	President

/s/ Ahmet H. Okumus
Ahmet H. Okumus

CUSIP NO. 043632108

SCHEDULE A

Directors and Officers of Okumus Opportunistic Value Fund, Ltd.

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Ahmet Okumus Director*

David Cooper Director	Attorney	Cumberland House 9th Floor 1 Victoria Street P.O. Box HM 1561 Hamilton HM FX Bermuda	Bermuda

Directors and Officers of Okumus Fund Management Ltd.

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Ahmet Okumus President and Director*

Melis Okumus Director	Company Director	767 3rd Avenue, 35th Floor New York, New York 10017	Turkey

* Mr. Okumus is a Reporting Person and, as such, the information with respect to Mr. Okumus called for by the Schedule 13D is set forth therein.